UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For February 24, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 24, 2003  -  Acquisition




                                                                24 February 2003



             Bunzl BUYS FOOD PROCESSOR SUPPLIES BUSINESS IN THE US



Bunzl plc, the international distribution and outsourcing Group, today announces that it has expanded its Outsourcing Services business in North America by acquiring Enterprise Incorporated from ConAgra Foods. Enterprise distributes plant supplies to ConAgra Foods and other food processor customers from locations in Dallas, Greeley, Colorado, Atlanta and St Joseph, Missouri. The business had sales in the year ended May 2002 of $24 million and net assets at completion of approximately $4.6 million.



Commenting on the acquisition Anthony Habgood, Chairman of Bunzl, said:



"Enterprise is an excellent fit with our expanding food processing supplies business broadening our geographic coverage and strengthening our position with major customers."





Enquiries


Bunzl plc:                                             Finsbury:

Anthony Habgood, Chairman                              Roland Rudd

David Williams, Finance Director                       Morgan Bone

Tel: 020 7495 4950                                     Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 24, 2003                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman